For Immediate Release

Contact for Media:    Sébastien Théberge
Ivanhoé Cambridge
sebastien.theberge@ivanhoecambridge.com
+1-866-456-3342

Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca
416-941-4422

Ivanhoé Cambridge and Sears Canada Announce Sale of their Interests in Kildonan Place

TORONTO - August 6, 2014 - Ivanhoé Cambridge and Sears Canada Inc. (TSX: SCC) announced today that they have entered into an agreement for the sale of their interests in Kildonan Place, a shopping centre located in Winnipeg. Both Ivanhoé Cambridge’s 80% ownership interest and Sears 20% ownership interest in the property are to be sold for total pre-tax consideration of $138.5 million, $110.8 million being Ivanhoé Cambridge’s share and $27.7 million being Sears Canada’s share. The purchaser is H&R Real Estate Investment Trust, who intends to assign an undivided 50% interest to Montez Income Properties Corporation prior to closing. Primaris Retail REIT, a wholly-owned subsidiary of H&R REIT, will manage the property. The transaction is expected to close on September 17, 2014.

Commenting on the acquisition, Primaris’ Chief Operating Officer, Patrick Sullivan, said, “We are pleased to increase Primaris’ portfolio in the Winnipeg market with the acquisition of Kildonan Place. The acquisition of this shopping centre is part of our defined property strategy to own properties dominant in their trade area throughout Canada. This is our niche and we excel at managing, leasing and developing this type of property“.

Arthur Lloyd, Ivanhoé Cambridge’s Executive Vice President, Global Investments commented: “The freed-up capital from this transaction will allow us to strengthen our Canadian retail portfolio, including our Mills and Outlet Collection retail development projects across the country.”

“Sears will continue to operate its department store at Kildonan Place,” said Douglas C. Campbell, President and Chief Executive Officer, Sears Canada Inc. “This transaction will have no effect on associates employed at the store, or on the operation of the store which will continue to serve the residents of Winnipeg and surrounding area as it has proudly done for nearly 35 years since its opening in 1980.”

About H&R REIT
H&R REIT is Canada’s largest diversified real estate investment trust with a total capitalization of approximately $12.8 billion as at March 31, 2014. H&R REIT is a fully internalized REIT and has ownership interests in a North American portfolio of high quality office, retail and industrial properties comprising over 53 million square feet.

About Ivanhoé Cambridge
Ivanhoé Cambridge is a world-class real estate company that leverages its high-level expertise in all aspects of real estate including investment, development, asset management, leasing and operations, to deliver optimal returns for its investors. Its assets, held through multiple subsidiaries and located mainly in Canada, the United States, Europe, Brazil and Asia, totalled more than Cdn$40 billion as at December 31, 2013. Its portfolio consists mainly of shopping centres, office and multiresidential properties. Ivanhoé Cambridge is a real estate subsidiary of the Caisse de dépôt et placement du Québec (lacaisse.com), one of Canada's leading institutional fund managers. For further information: ivanhoecambridge.com.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 234 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 97 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.